FORM 3
         U.S. SECURITIES AND EXCHANGE COMMISSION      _____________________
                 WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                  INITIAL STATEMENT OF               |_____________________|
           BENEFICIAL OWNERSHIP OF SECURITIES        |OMB NUMBER: 3235-0104|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,            |BURDEN HOURS         |
        Section 17(a) of the Public Utility          |PER RESPONSE 0.5     |
          Holding Company Act of 1935                |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 __________________________________________________________________________
 1. Name and Address of Reporting Person

      WorldCom, Inc.
 __________________________________________________________________________
        (Last)                      (First)                    (Middle)

      515 East Amite Street
 __________________________________________________________________________
                                   (Street)

      Jackson,                      Mississippi              39201-2702
 __________________________________________________________________________
        (City)                      (State)                      (Zip)

 __________________________________________________________________________
 2. Date of Event Requiring Statement (Month/Day/Year)

      04/27/98
 __________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 __________________________________________________________________________
 4. Issuer Name and Ticker or Trading Symbol

    Able Telcom Holding Corp. (ABTE)
 __________________________________________________________________________
 5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
  (  ) DIRECTOR
  ( X) 10% OWNER
  (  ) OFFICER (GIVE TITLE BELOW)
  (  ) OTHER (SPECIFY TITLE BELOW)
  _____________________________________
 __________________________________________________________________________
 6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

 __________________________________________________________________________
 7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
    ___FORM FILED BY ONE REPORTING PERSON
    _X__FORM FILED BY MORE THAN ONE REPORTING PERSON

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 TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
 __________________________________________________________________________
 |1. TITLE OF      |2. AMOUNT OF   |3. OWNERSHIP   |4. NATURE OF INDIRECT  |
 |   SECURITY      |   SECURITIES  |   FORM DIRECT |   BENEFICIAL OWNERSHIP|
 |   (INSTR. 4)    |   BENEFICIALLY|   DIRECT (D)  |   (INSTR. 5)          |
 |                 |   OWNED       |   OR INDIRECT |                       |
 |                 |   (INSTR. 4)  |   (I) (INSTR. |                       |
 |                 |               |   5)          |                       |
 |_________________|_______________|_______________|_______________________|

 [TYPE ENTRIES HERE]


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 TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 4)
    Option to Purchase Common Stock
 ___________________________________________________________________________
 2. Date Exercisable and Expiration Date (Month/Day/Year)
                (1)                                     (1) (2)
      ________________________                  _________________________

          Date Exercisable                          Expiration Date
 ___________________________________________________________________________
 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

 Common Stock, par value $.0001 per share      2,000,000 (3)
    ________________________________        _______________________________
                 Title                         Amount of Number of Shares
 ___________________________________________________________________________
 4. Conversion or Exercise Price of Derivative Security

    $ 7 per share
 ___________________________________________________________________________
 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 5)
    (I)
 ___________________________________________________________________________
 6. Nature of Indirect Beneficial Ownership (Instr. 5)
    (1)

 ===========================================================================

    EXPLANATION OF RESPONSES:

 see attached footnotes (1), (2) and (3).



         WORLDCOM, INC.                             May 7, 1998
    _____________________________________           ________________
    **  SIGNATURE OF REPORTING PERSON                     DATE

      By: /s/ Charles T. Cannada
          ----------------------
      Name:  Charles T. Cannada
      Title: Senior Vice President


    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
        SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
 ==========================================================================

 1.   Name and Address of Reporting Person:        WorldCom, Inc.
                                                   515 East Amite Street
                                                   Jackson, Mississippi
                                                   39201-2701
 2.   Date of Event Requiring Statement:           04/27/98
 4.   Issuer Name and Ticker or Trading Symbol:    Able Telcom Holding Corp.
                                                   (ABTE)

 (1) Pursuant to the Agreement and Plan of Merger, dated as of April 26, 1998 (the "Merger Agreement"), by and among MFS Acquisition Corporation ("Buyer"), Able Telcom Holding Corp. ("Issuer"), MFS Network Technologies, Inc. ("MFS Network") and MFS Communications Company, Inc. ("MFS"), as more fully described in a Schedule 13D filed by WorldCom, Inc. ("WorldCom") and MFS with the Securities and Exchange Commission dated May 7, 1998, MFS was granted an option to purchase shares of common stock of the Issuer ("Issuer Common Stock") at $7.00 per share (the "Option"). MFS is a wholly owned subsidiary of WorldCom.

      The Option may be exercised by MFS in whole or in part during the six moth period commencing with the earlier to occur (i) the merger of MFS Network with and into the Buyer or (ii) termination of the Merger Agreement.

 (2) Pursuant to the Merger Agreement the Option will terminate at 5:00 PM, Eastern time, on the date six months following the first day of the commencement of the exercise period.

 (3) In accordance with the Merger Agreement, MFS may exercise some or all of the Option on a "cashless" basis, pursuant to which MFS receives shares of Issuer Common Stock with a "market value" equal to the aggregate "spread" for the shares as to which the Option is being exercised. MFS will exercise the Option on a "cashless" basis rather than for cash to the extent necessary to ensure that the actual number of shares of Issuer Common Stock issued to MFS does not exceed 1,817,941, which is the maximum number of shares of Issuer Common Stock that may be issued by Issuer to MFS. For such purposes, the "market value" per share will equal the average of the closing "bid" and "asked" prices for Issuer Common Stock as reported by NASDAQ over the ten trading day period preceding the day of exercise and the "spread" per share will equal the excess, if any, of the "market value" over $7.00



 JOINT FILER INFORMATION

 Name:                                      MFS Communications Company, Inc.

 Address of Joint Filer:                    11808 Miracle Hills Drive
                                            Omaha, Nebraska 68154

 Designated Filer:                          WorldCom, Inc.

 Date of Event Requiring Statement:         04/27/98

 Issuer Name and Ticker or Trading Symbol:  Able Telcom Holding Corp.
                                            ("ABTE")

 Signature:                                 /s/ Charles T. Cannada
                                            -------------------------

                                            Name:  Charles T. Cannada
                                            Title: Director